Exhibit O

Investor Contact:	Media Contact:
Neal Kanda	Ann Takiguchi
VP & Treasurer	PR/Communications Officer
(808) 544-0622	(808) 544-0685

neal.kanda@centralpacificbank.com	ann.takiguchi@centralpacificbank.com

NEWS RELEASE

CENTRAL PACIFIC INCREASES OFFER TO CB BANCSHARES, INC.

Honolulu, HI, - March 15, 2004 - Central Pacific Financial Corp. (NYSE: CPF) announced today that it sent a letter to CB Bancshares, Inc. (NASDAQ: CBBI), substantially increasing its merger offer to $22.27 in cash and 2.4 shares of CPF stock for each share of CBBI stock, subject to customary conditions.  To CBBI shareholders, the increased offer represents $87.26 per share, based on CPF’s closing share price as of March 12, 2004.  The total value of the offer is approximately $400 million based on the closing price of CPF common stock on March 12.

“This compelling offer delivers a substantial premium to City Bank’s shareholders and reflects a significant adjustment for the recent improvements in City Bank’s financial performance,” said Clint Arnoldus, Chairman, President and CEO of Central Pacific Financial Corp.  “We believe it would also offer our shareholders significant accretion and create a better bank for Hawaii.”

Arnoldus added, “It’s always been our desire to have a friendly, negotiated merger — we again invite City Bank to sit down with us and iron out any potential issues during negotiations.  Our desire to accomplish this merger on a friendly basis was made even clearer after we decided not to put forward a slate of directors for election to City Bank’s board. Our letter to City Bank expressed our desire to work with their board to address social issues, which we’ve already proven we’re willing to do by promising to protect jobs and open new branches to offset the closure of overlapping branches.”

Central Pacific publicly announced its commitment last December to no employee lay-offs as a result of the merger, except for a few executives with change in control employment agreements.  The company also announced that a new branch would be opened for every duplicative branch that may be closed.  Both the Federal Reserve Board and the Hawaii Commissioner of Financial Institutions have approved the merger, in December and in February, respectively, and determined that no significant anti-competitive issues would be created by the combination.

The closing of the proposed merger is subject to customary conditions, including receipt of all necessary shareholder and corporate approvals and any additional regulatory approvals that may be required. The terms of the increased offer are subject to completion of due diligence.

Central Pacific’s letter to CBBI states that the offer will remain open until April 15.  Arnoldus added, “We truly hope City Bank’s management and board will reconsider discussing the combination of our banks with us and allow their shareholders a fair opportunity to consider our offer.  We believe that leaving our offer open until April 15, will allow City Bank sufficient time to consider our offer carefully.  It will also enable City Bank shareholders to express support for our offer to City Bank’s board in the event their board continues to resist it.  If we have not begun negotiations by April 15, 2004, we do not intend to pursue the merger at this time.  In that event, we will immediately take other steps to deliver value to our shareholders, including by means of repurchasing up to $20 million of our common stock.”

Central Pacific Financial Corp. is a Hawaii-based bank holding company with $2.1 billion in assets. Central Pacific Bank, its subsidiary, is Hawaii’s third largest commercial bank with 24 branches statewide, including five supermarket branches and more than 70 ATMs.

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FORWARD LOOKING INFORMATION

This document contains forward-looking statements.  Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. (“CPF”) and CB Bancshares, Inc. (“CBBI”), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions.  These statements are based upon the current beliefs and expectations of CPF’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:  (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF’s and CBBI’s shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s activities.

Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.  CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2004, 2005 or 2006.  In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information.  Therefore, management of CPF has created its own financial model for CBBI based on CBBI’s historical performance and CPF’s assumptions regarding the reasonable future performance of CBBI on a stand-alone basis.  These assumptions may or may not prove to be correct.  The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI.  There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer.  The registration statement is not final and will be further amended.  Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement.  Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information.  Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov).  Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

CPF, its directors and executive officers and certain other persons may be deemed to be “participants” if CPF solicits proxies from CBBI and CPF shareholders.  A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy revocation statement as filed on May 22, 2003.  Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF’s 2003 Annual Meeting of Shareholders.